SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2003

                             -----------------------

                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        |X| Form 20-F       |_| Form 40-F

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              |_|  Yes      |X|  No

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibits 1 and 2 and incorporated herein by reference are the Registrant's press releases dated December 1, 2003.


                                    SIGNATURE
                                    ---------


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                ELSCINT LIMITED
                                                (Registrant)


                                                By:   /s/ Uri Levine
                                                    -----------------------
                                                      Name:  Uri Levine
                                                      Title: CFO


Dated:  December 2, 2003.

                                  EXHIBIT INDEX
                                  -------------


    Exhibit No.                Description
    -----------                -----------

        1.      Press release dated December 1, 2003.

        2.      Press release dated December 1, 2003.

                                    EXHIBIT 1
                                    ---------

Elscint Limited Announces Share Repurchase Program
--------------------------------------------------

Monday December 1, 11:59 am ET

TEL AVIV, Israel, Dec. 1 /PRNewswire-FirstCall/ -- Elscint Limited (NYSE: "ELT") (the "Company") today announced that its board of directors has approved the repurchase of ordinary shares of the Company in an aggregate amount of up to $3 million under a share repurchase program (either in the open market or in privately negotiated transactions). This program will be effective from January 1, 2004 until December 31, 2004.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the "Arena" commercial and entertainment center at Herzlia Marina in Israel. More information regarding the Company is available at: http://www.elscint.net

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

                                    EXHIBIT 2
                                    ---------


Elscint Ltd. Reports Third Quarter 2003 Results
-----------------------------------------------

Monday December 1, 5:27 pm ET

TEL AVIV, Israel, Dec. 1 /PRNewswire-FirstCall/ -- Elscint Ltd. (NYSE: ELT -
News), a subsidiary of Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News), today announced its results for the third quarter of 2003 and for the nine month period ended September 30, 2003.

Third Quarter Results
---------------------

Consolidated revenues for the third quarter of 2003 were NIS 60.2 million ($13.5 million) compared with NIS 52.3 million reported in the corresponding quarter last year.

Revenues include NIS 3.4 million ($0.8 million) from the lease of the Bernard Shaw Hotel to a third party for a period of twenty-five years and NIS 9.0 million ($2.0 million) from operations of a new commercial and entertainment center in Herzlia, which was opened on a partial basis, in June, 2003.

Revenues from operating and managing hotels decreased to NIS 47.8 million ($10.8 million) compared to NIS 52.3 million in the corresponding quarter last year. This decrease is attributable mainly to the change in the Bernard Shaw Hotel from hotel operation to lease of the property in early 2003, and to the closing of the Bucuresti Hotel in Romania for renovation.

Gross profit for the third quarter of 2003 was NIS 19.5 million ($4.4 million) compared with NIS 22.4 million in the corresponding quarter of 2002.

Operating loss for the third quarter of 2003 was NIS 6.2 million ($1.4 million) compared with NIS 4.5 million in the corresponding quarter of 2002. The increase in operating loss is mainly due to the decrease in gross profit and to an increase in selling and marketing expenses attributable to the new commercial and entertainment center in Herzlia; which was offset in part by decreases in Hotels' depreciation and operational expenses and in general and administrative expenses.

Loss from continuing operations for the third quarter of 2003 was NIS 4.5 million ($1.0 million), or NIS 0.27 ($0.06) basic loss per share, compared with net income from continuing operation of NIS 5.2 million, or NIS 0.31 basic earning per share, for the corresponding quarter last year.

The loss from continuing operations results primarily from an increase in finance expenses, net, to NIS 1.3 million ($0.3 million), from finance income, net, of NIS 10.8 million for the corresponding quarter of last year. This increase in finance expenses, net, is attributable mainly to exchange rate and inflation fluctuations.

Loss from discontinuing operations for the third quarter of 2003 was NIS 2.3 million ($0.5 million), or NIS 0.14 ($0.03) basic loss per share, compared to net income from discontinuing operation of NIS 3.9 million or NIS 0.24 basic earnings per share, for the corresponding quarter last year. This decrease is attributable mainly to the profits of the subassemblies segment, which were reported in the third quarter of 2002, but subsequently sold in December 2002.

Loss for the third quarter of 2003 was NIS 6.8 million ($1.5 million), or NIS
0.41 ($0.09) basic loss per share, compared with net income of NIS 9.1 million, or NIS 0.55 basic earnings per share, for the same quarter last year.

Nine-Month Results
------------------

Consolidated revenues for the nine-month period ended September 30, 2003, were NIS 146.1 million ($32.9 million) compared with NIS 153.7 million reported in the corresponding period last year.

Revenues include NIS 9.8 million ($2.2 million) from the lease of the Bernard Shaw Hotel to a third party for a period of twenty-five years and NIS 9.9 million ($2.2 million) from operations of a new commercial and entertainment center in Herzlia, which was opened on a partial basis, in June 2003.

Revenues from operating and managing hotels decreased to NIS 126.5 million ($28.5 million) compared to NIS 152.2 million in the corresponding period last year. This decrease is attributable mainly to the change in the Bernard Shaw Hotel from hotel operation to lease of the property in early 2003, and to the closing of the Bucuresti Hotel in Romania for renovation.

Gross profit for the nine-month period ended September 30,2003 was NIS 47.6 million ($10.7 million) compared with NIS 56.0 million in the corresponding period of 2002.

Operating loss for the nine-month period ended September 30, 2003, was NIS 17.8 million ($4.0 million) compared with NIS 15.2 million in the corresponding period of 2002. The increase in operating loss is mainly due to the decrease in gross profit, and to an increase in selling and marketing expenses attributable to the new commercial and entertainment center in Herzlia; which was offset in part by decreases in Hotels' depreciation and operational expenses and in general and administrative expenses.

Loss from continuing operations for the nine-month period ended September 30, 2003, was NIS 52.5 million ($11.8 million), or NIS 3.15 ($ 0.71) basic loss per share, compared with net income from continuing operations of NIS 9.1 million, or NIS 0.54 basic earnings per share, for the corresponding period of 2002.

The loss from continuing operations results primarily from an increase in finance expenses, net, to NIS 37.6 million ($8.5 million) for the nine-month period ended September 30,2003, from finance income, net, of NIS 22.1 million for the corresponding period of 2002. This increase in finance expenses, net, is attributable mainly to exchange rate and inflation fluctuations.

Net income from discontinuing operations for the nine month period ended September 30, 2003, was NIS 7.4 million ($1.7 million), or NIS 0.45 ($0.10) basic earnings per share, compared with NIS 37.6 million or NIS 2.26 basic earnings per share, for the corresponding period last year. This decrease is attributable mainly to the profits of the subassemblies segment, which were reported in the nine-month period, ended September 30, 2002, but subsequently sold in December 2002.

Loss for the nine-month period ended September 30, 2003 was NIS 45.1 million ($10.2 million), or NIS 2.70 ($0.61) basic loss per share, compared with net income of NIS 46.7 million, or NIS 2.80 basic earnings per share, for the corresponding period last year.

The Company's Audit Committee and Board of Directors have decided to appoint Brightman Almagor & Co., the Israeli member of Deloitte Touche Tohmatsu, as the Company's auditors for the fiscal year ending on December 31, 2003, in order to unify the auditing of the Company and its subsidiaries under a single accounting firm. During 2003, Deloitte Touche Tohmatsu reviewed the financial statements of companies which represent a significant portion of the Company's active subsidiaries worldwide. Brightman Almagor & Co. will replace the Company's current auditors, Somekh Chaikin, a member of KPMG International. This decision is subject to the approval of the Company's shareholders at the next annual general meeting of the Company.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the commercial and entertainment center at Herzlia Marina in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

                             Financial Tables Follow

     ELSCINT LIMITED AND SUBSIDIARY COMPANIES
     CONDENSED CONSOLIDATED BALANCE SHEETS (1)
     ADJUSTED TO THE NIS OF SEPTEMBER 2003

                                                                Convenience
                                                                 translation
                           September 30,      December 31,      September 30,
                         2003        2002        2002             2003
                           (Unaudited)        (Audited)         (Unaudited)
                                                                  U.S.$
                               Adjusted NIS (thousands)         (thousands)
  ASSETS
  Current Assets
  Cash and cash
   equivalents          100,087     195,715      91,570            22,537
  Short-term
   investments
   and deposits         161,728     158,367     155,163            36,417
  Accounts receivable
   - trade, net          17,297      20,910      18,721             3,895
  Other accounts
   receivable and
   prepaid expenses      44,550      27,774      21,433            10,032
  Hotels inventories      2,359       3,269       3,062               531
                        326,021     406,035     289,949            73,412

  Long-term Accounts
   and Investments
  Investments, loans
   and long-term
   receivables, net      87,165     353,704     347,238            19,627
  Investments in
   affiliated company    25,921          --      32,027             5,837
  Venture capital
   investment                --      36,648          --                --
                        113,086     390,352     379,265            25,464

  Fixed Assets, Net   1,908,136   1,572,831   1,613,303           429,663

  Other Assets, Net      15,445      11,130      12,052             3,478

  Assets Related to
   Discontinuing
   Operation             15,579     167,251     112,437             3,508
                      2,378,267   2,547,599   2,407,006           535,525

   (1) Prepared in accordance with Israeli GAAP.

     ELSCINT LIMITED AND SUBSIDIARY COMPANIES
     CONDENSED CONSOLIDATED BALANCE SHEETS (1)
     ADJUSTED TO THE NIS OF SEPTEMBER 2003

                                                                Convenience
                                                                translation
                               September 30,    December 31,    September 30,
                           2003        2002        2002            2003
                               (Unaudited)       (Audited)      (Unaudited)
                                                                   U.S.$
                                 Adjusted NIS (thousands)       (thousands)
  LIABILITIES AND
   SHAREHOLDERS' EQUITY
  Current Liabilities
  Short-term credits      741,842     494,328     524,359         167,044
  Accounts payable
   - trade                 23,923     *31,927      22,724           5,387
  Accrued liabilities      85,429     *74,194      85,856          19,236
  Dividend declared            --      91,612          --              --
                          851,194     692,061     632,939         191,667

  Long-term
   Liabilities
  Long-term debts         438,017     621,614     618,526          98,631
  Deferred income
   tax liability           12,263       9,927      10,781           2,761
  Liability for
   employee severance
   benefits, net              893         295         505             201
                          451,173     631,836     629,812         101,593

  Liabilities Related
   to Discontinuing
   Operations              90,412     198,582     108,909          20,358

  Minority interest        29,029      29,965      29,128           6,537

  Contingencies
   and Commitments

  Shareholders' Equity    956,459     995,155   1,006,218         215,370
                        2,378,267   2,547,599   2,407,006         535,525

   *  Reclassified.

     (1) Prepared in accordance with Israeli GAAP.

     ELSCINT LIMITED AND SUBSIDIARY COMPANIES
     CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)
     ADJUSTED TO THE NIS OF SEPTEMBER 2003

                            Nine months ended         Three months ended
                               September 30,             September 30,
                             2003        2002       2003            2002
                               (Unaudited)                (Unaudited)
                                      Adjusted NIS (thousands)
    Revenues
    Operating and
     managing hotels         126,487     152,201      47,794          52,335
    Commercial and
     entertainment Center      9,851          --       8,960              --
    Hotel leasing              9,753          --       3,402              --
    Long-term contracts           --       1,515          --              --
                             146,091     153,716      60,156          52,335
    Cost of revenues
    Hotels operations
     and management           86,859      96,351      31,862          29,888
    Commercial and
     entertainment Center      9,244          --       7,958              --
    Depreciation and
     other expenses
     of leased hotel           2,409          --         811              --
    Long-term contracts           --       1,398          --              --
                              98,512      97,749      40,631          29,888
    Gross profit              47,579      55,967      19,525          22,447
    Hotels' depreciation,
     amortization and
     other operation
     expenses                 37,541      44,005      13,454          16,496
    Initial expenses, net      2,852       1,631       1,047            (361)
    Selling and
     marketing expenses        2,196          --       2,022              --
    General and
     administrative
     expenses                 22,789      25,546       9,205          10,792
                              65,378      71,182      25,728          26,927
    Operating loss           (17,799)    (15,215)     (6,203)         (4,480)
    Finance (expenses)
     income, net             (37,631)    *22,098      (1,280)        *10,812
    Other income
     (expenses), net           5,503        (450)      1,017             118

    (Loss) income before
     income taxes            (49,927)      6,433      (6,466)          6,450
    Income taxes               3,152       2,318       2,194          (1,392)

    (Loss) income after
     income taxes            (46,775)      8,751      (4,272)          5,058
    The Company's share
     in loss of affiliated
     company                  (5,741)         --        (225)             --
    Minority interest in
     loss of a subsidiary,
     net                           1         315          41             182

    Net (loss) income
     from continuing
      Operations             (52,515)      9,066      (4,456)          5,240
    Net income (loss)
     from discontinuing
     operation                 7,428     *37,629      (2,328)         *3,889

    Net (loss) income        (45,087)     46,695      (6,784)          9,129

                                                Convenience      Convenience
                                                translation      translation
                                                Nine months      Three months
                             Year ended            ended            ended
                             December 31,       September 30,    September 30,
                                2002                2003             2003
                             (Audited)                 (Unaudited) U.S.$
                                                       (thousands)
    Revenues
    Operating and
     managing hotels         207,517              28,482           10,762
    Commercial and
     entertainment Center         --               2,218            2,018
    Hotel leasing                 --               2,196              766
    Long-term contracts        1,515                  --               --
                             209,032              32,896           13,546
    Cost of revenues
    Hotels operations
     and management          133,747              19,558            7,175
    Commercial and
     entertainment Center         --               2,082            1,792
    Depreciation and
     other expenses
     of leased hotel              --                 542              183
    Long-term contracts        1,398                  --               --
                             135,145              22,182            9,150
    Gross profit              73,887              10,714            4,396
    Hotels' depreciation,
     amortization and other
     operation expenses       61,753               8,453            3,029
    Initial expenses, net      1,780                 642              236
    Selling and
     marketing expenses           --                 494              455
    General and
     administrative expenses  31,702               5,132            2,073
                              95,235              14,721            5,793

    Operating loss           (21,348)             (4,007)          (1,397)
    Finance (expenses)
     income, net              12,857              (8,475)            (288)
    Other income
     (expenses), net         (21,589)              1,239              229

    (Loss) income before
     income taxes            (30,080)            (11,243)          (1,456)
    Income taxes               5,242                 710              494

    (Loss) income after
     income taxes            (24,838)            (10,533)            (962)
    The Company's
     share in loss of
     affiliated company       (2,858)             (1,293)             (51)
    Minority interest
     in loss of a
     subsidiary, net             882                   1                9

    Net (loss) income
     from continuing
      Operations             (26,814)            (11,825)          (1,004)
    Net income (loss) from
     discontinuing operation  89,345               1,673             (524)

    Net (loss) income         62,531             (10,152)          (1,528)

     *  Reclassified.
     (1) Prepared in accordance with Israeli GAAP.

     ELSCINT LIMITED AND SUBSIDIARY COMPANIES
     CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)
     ADJUSTED TO THE NIS OF SEPTEMBER 2003

                                  Nine months ended         Three months ended
                                     September 30,             September 30,
                                   2003       *2002        2003           *2002
                                     (Unaudited)               (Unaudited)
                                     Adjusted NIS (thousands)
     Basic (loss) earnings
     per ordinary share
     (NIS 0.05 par value) from:
     Continuing operations         (3.15)       0.54       (0.27)           0.31
     Discontinuing operation        0.45        2.26       (0.14)           0.24
                                   (2.70)       2.80       (0.41)           0.55

     Diluted (loss) earnings per
     ordinary share
     (NIS 0.05 par value) from:
     Continuing operations         (3.15)       0.35       (0.27)           0.30
     Discontinuing operation        0.45        2.16       (0.14)           0.23
                                   (2.70)       2.51       (0.41)           0.53


                                                Convenience      Convenience
                                                translation      translation
                                                Nine months      Three months
                             Year ended            ended            ended
                             December 31,       September 30,    September 30,
                                2002                2003             2003
                              (Audited)               (Unaudited) U.S.$
                                                      (thousands)

     Basic (loss) earnings per
     ordinary share
     (NIS 0.05 par value) from:
     Continuing operations         (1.60)          (0.71)          (0.06)
     Discontinuing operation        5.35            0.10           (0.03)
                                    3.75           (0.61)          (0.09)

     Diluted (loss) earnings per
     ordinary share
     (NIS 0.05 par value) from:

     Continuing operations         (1.66)          (0.71)          (0.06)
     Discontinuing operation        5.12            0.10           (0.03)
                                    3.46           (0.61)          (0.09)


     *  Reclassified.
     (1) Prepared in accordance with Israeli GAAP.